UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2020

(Commission File. No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Completes Divestiture of Automotive Embedded Module Product Line

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 18, 2020--Sierra Wireless (NASDAQ: SWIR) (TSX: SW) (the “Company” or “Sierra Wireless”), the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy, today announced it has completed the previously announced sale of its Shenzhen, China-based automotive embedded module product line to Rolling Wireless (H.K.) Limited (“Rolling Wireless”) for US$165 million in cash. The sale of the automotive product line includes approximately US$19 million of cash and is subject to normal working capital adjustments.

“This divestiture of the Automotive product line enables Sierra Wireless to strengthen our focus and success in investment in our IoT Solutions that deliver high-value recurring revenue,” said Kent Thexton, President and CEO of Sierra Wireless. “Completing the transaction also gives us financial strength as we expand our position in the growing IoT solutions market as well as broaden our portfolio of new 5G modules and gateways for the Enterprise and Mobile Broadband markets.”

The automotive embedded modules were developed in China by Sierra Wireless and manufactured in China by outsourced contract manufacturers for sale to global electronics companies for integration into new vehicles assembled in China, Europe, and Mexico. Approximately 150 of the Company’s employees located in Mainland China, Europe and in the Asia Pacific region are becoming employees of Rolling Wireless upon the closing of the transaction.

The divested Automotive product line was a part of the Company’s Embedded Broadband reporting segment. Sierra Wireless has exited automotive applications but will continue to invest in high-speed cellular modules used in Enterprise and Mobile Broadband applications. These retained products include 4G LTE and LTE-Advanced cellular embedded modules that are ordered in large volumes as well as our new industry-leading 5G modules the company announced in the Fourth Quarter this year.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is a solution to help a business securely connect edge devices to the cloud, or a software/API solution to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to create the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Sierra Wireless is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this press release constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) with respect to the transaction, including statements with respect to the Company’s future business prospects, performance and growth program, expectations regarding product launches in the Fourth Quarter of this year; expectations regarding trends and growth in the IoT market and wireless module market and the Company’s expected use of proceeds. Although Sierra Wireless believes these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties, including stock exchange and securities regulatory matters. A further discussion of the risks and uncertainties facing Sierra Wireless are discussed in its Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in Sierra Wireless’ other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. While Sierra Wireless makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected, depending on the outcome of certain factors, including the possibility that the anticipated benefits of the sale will not be realized or will be not be realized within the expected timeframe. Except as may be required by applicable securities laws, Sierra Wireless assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts

David Climie, Investor Relations dclimie@sierrawireless.com
Kim Homeniuk, Media Relations pr@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: November 18, 2020